No. 17/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: April 5, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

swisscom

press release

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: i.A. K. [signature]
Name: Dr. Markus Kick
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: April 5, 2002